                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                  GENSYM CORP.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    37245R107
                                 (CUSIP NUMBER)

            AUSTIN W. MARXE, 153 EAST 53RD STREET, NEW YORK, NY 10022
                                 (212) 832-5300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 APRIL 23, 1999
                 (DATE OF EVENT WHICH REQUIRES FILING STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTION 240.13d-(e), 240.13d-1(f) OR 240.13d-(g), CHECK THE FOLLOWING BOX / /.

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE SECTION 240.13d-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THE COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO.      37245R107              13D      Page      2    of    7
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Special Situations Cayman Fund, L.P. (the "Cayman Fund") -
          98-0132442
          AWN Investment Company, Inc. ("AWN") 11-3086452
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

             AWN-Delaware
             The Cayman Fund-Cayman Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    See Marxe/Greenhouse
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   See Marxe/Greenhouse
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          145,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IV/IA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37245R107                             PAGE    3     OF    7     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Special Situations Fund III, L.P. F13-3737427
          MGP Advisers Limited Partnership * F13-3263120
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    See Marxe/Greenhouse
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   See Marx/Greenhouse
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          410,200
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IV/IA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37245R107                            PAGE     4    OF    7     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Austin W. Marxe
          David M. Greenhouse
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    555,200
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   555,200
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          555,200
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
                                                                     Page 5 of 7


Item 1.           Security and Issuer.

         No change.

Item 2.           Identity and Background.

         No change.

Item 3.           Source and Amount of Funds or Other Consideration.

         No change.

Item 4.           Purpose of the Transaction.

         On February 24, 1999, the Reporting Persons, as represented by David Greenhouse, furnished a letter to management of the Company for the purpose of seeking appropriate responses from such management with respect to the concerns of the Reporting Persons relating to the poor performance of the Company. In that letter, Mr. Greenhouse demanded a reconstitution of the Board of Directors of the Issuer as necessary to improve shareholders' value and to respond to the interests of shareholders. In the absence of a satisfactory response, Special Situations Fund III, L.P. has requested a list of the Issuer's stockholders from the Issuer so that the Reporting Persons, as represented by David Greenhouse, may communicate their concerns and address appropriate action with certain of such stockholders.

         As stated above, the Reporting Persons furnished a request to the Issuer for its list of shareholders, which request was appropriately made in accordance with Delaware law. The Issuer, in response, has refused to furnish such list and, as a result, the Reporting Persons have authorized their Delaware counsel to institute an action against the Issuer, on an expedited basis, to seek production of such list and to recover court costs and attorney's fees, which the Reporting Persons believe are being unreasonably incurred. Overall, the Reporting Persons are dismayed at the Issuer's responses to their attempts to address the Issuer's poor performance.

         The Reporting Persons may or may not acquire additional Securities or take other actions. Alternatively, the Reporting Persons may determine to sell or otherwise dispose of some or all of the Securities owned by them, depending upon a continued assessment of developments. In making any such determinations, the Reporting Persons will consider their goals and objectives, other investment opportunities available to them, as well as other factors.

         The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others. The Reporting Persons may also consider whether or not other stockholders of the Company will become members of their group.

         Except as set forth herein, the Reporting Persons have no present plans or proposals to engage in any transactions involving the Issuer or the Securities of the Issuer.

Item 5.           Interest in Securities of the Issuer.

         No change.

                                  SCHEDULE 13D
                                                                     Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.           Material to be Filed as Exhibits.

         None.

                                  SCHEDULE 13D
                                                                     Page 7 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 23, 1999

                               SPECIAL SITUATIONS FUND III, L.P.
                               By MGP Advisers Limited Partnership,
                                     General Partner

                                        By AWM Investment Company, Inc., General
                                               Partner


                               By:      /s/ David M. Greenhouse
                                        David M. Greenhouse
                                        Managing Director



                               SPECIAL SITUATIONS CAYMAN FUND, L.P.
                               By AWM Investment Company, Inc., General Partner


                               By: /s/ David M. Greenhouse
                                        David M. Greenhouse
                                        Managing Director



                               By: /s/ Austin W. Marxe
                                        Austin W. Marxe, individually


                               By: /s/ David M. Greenhouse
                                        David M. Greenhouse, individually